Exhibit 99.1

NEWS RELEASE

Toronto, August 13, 2024

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces the Acquisition of a 1.8% NSR on Newmont’s Yanacocha Operations

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) is pleased to announce that its wholly-owned subsidiary has acquired from Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and its subsidiary, an existing 1.8% net smelter return royalty on all minerals (the “Royalty”) covering Newmont Corporation’s (“Newmont”) Yanacocha mine and adjacent mineral properties located in Peru. Consideration for the Royalty consists of $210 million paid in cash on closing, plus a contingent payment of $15 million in Franco-Nevada common shares, payable upon achievement of certain conditions as described below.

“We are pleased to partner with Buenaventura to acquire this existing Royalty which adds immediately cash flowing gold production and growth from a leading gold operator,” said Paul Brink, President & CEO of Franco-Nevada. “Yanacocha has been one of the largest gold mines globally and the district covered by the Royalty remains highly prospective with over 47 Moz AuEq(1) in total reserves and resources. The Royalty covers current oxide production, the planned sulfide project and high-quality growth projects, including Conga, which together have the potential to add decades of contributions to Franco-Nevada.”

Transaction Overview:

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Immediately Cash Flowing: Yanacocha is currently producing from the open pit oxides and will contribute immediate GEOs to Franco-Nevada. Newmont’s guidance is to produce 290 koz Au at Yanacocha in 2024.

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Sulfide Project: The Royalty covers the Yanacocha Sulfides Project which is a large copper-gold project with 1.2 Mt Cu total reserves and resources and 7.2 Moz Au total reserves and resources(2) located within the footprint of the current oxide operations and is expected to produce more than 500 koz AuEq per year in the first five years and extend the mine plan beyond 2040. Newmont has deferred a decision on developing the Yanacocha Sulfides Project until at least 2025 as it consolidates its recent acquisition of Newcrest Mining Limited.

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Project Optionality: The Royalty also covers the Conga project and other known resources on the property adding long-term optionality. Conga is a large copper-gold porphyry adjacent to Yanacocha with indicated resources of 14.6 Moz Au and 4.0 Blbs Cu and inferred resources of 2.9 Moz Au and 0.9 Blbs Cu(1).

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Exploration and Expansion Potential: In addition to the producing oxides and projects outlined above, the Royalty covers a large land package of more than 750 km2 that has produced more than 40 Moz Au and hosts numerous additional targets and potential for mine life extensions.

Key Transaction Terms:

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$210 million in cash was paid to Buenaventura and its affiliate on closing, whereby a wholly-owned subsidiary of Franco-Nevada acquired their Peruvian subsidiary Chaupiloma Dos De Cajamarca, which holds the Royalty.

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A contingent payment of 118,534 common shares of Franco-Nevada, worth $15 million as at signing, will be payable to Buenaventura and its affiliate upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

(1)	Total reserves and resources per Newmont’s 2023 Reserves and Resources Release, converted gold equivalent at long term prices of $1,915/oz Au and $4.08/lb Cu. Newmont’s reserves and resources are prepared in compliance with Subpart 1300 of Regulation S-K adopted by the United States Securities and Exchanges Commission. Total reserves and resources include the following: Yanacocha Gold – 140.9 Mt at 1.22 g/t Au for 5.5 Moz Au proven and probable reserves, 134.8 Mt at 0.64 g/t Au for 2.8 Moz Au measured and indicated resources and 189.9 Mt at 0.88 g/t Au for 5.4 Moz Au inferred resources. Yanacocha Copper – 111.1 Mt at 0.63% Cu for 1.5 Blbs Cu proven and probable reserves, 101.3 Mt at 0.37% Cu for 0.8 Blbs Cu measured and indicated resources and 39.7 Mt at 0.37% Cu for 0.3 Blbs Cu inferred resources. Conga Gold – 693.8 Mt at 0.65 g/t Au for 14.6 Moz Au indicated resources and 230.5 Mt at 0.39 g/t Au for 2.9 Moz Au inferred resources. Conga Copper – 693.8 Mt at 0.26% Cu for 4.0 Blbs Cu indicated resources and 230.5 Mt at 0.19% Cu for 0.3 Blbs Cu inferred resources.
(2)	Included in the full Yanacocha estimate disclosed in footnote 1 above. This is the only publicly available resource estimate and is presented on a total reserves and resources basis, inclusive of inferred resources, as disclosed by Newmont in its Q2 2024 Investor Presentation.

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Franco-Nevada now holds a right of first refusal on the sale by Buenaventura and its affiliate of certain of their royalty interests, including an incremental royalty of 0.5% NSR on the Conga project and two additional royalties on certain other parts of the property.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please visit our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray
President & CEO 416-306-6305 info@franco-nevada.com	SVP, Business Development 416-306-6342 info@franco-nevada.com

Additional Information

Scientific and technical information included in this news release has been reviewed by Amri Sinuhaji, P.Eng, Vice President, Mining of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, expected future performance of the Yanacocha, Conga or other projects, Newmont’s guidance and the timing and likelihood of Newmont’s development decision in respect of the Yanacocha Sulfides Project, the prospectivity of the Royalty property, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.